AQUALIV TECHNOLOGIES, INC.

4550 NW NEWBERRY HILL ROAD, SUITE 202

SILVERDALE, WA 98383

January 25, 2013

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: AquaLiv Technologies, Inc.

Registration Statement on Form S-1

Originally Filed on June 14, 2012

File No. 333-182133

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), AquaLiv Technologies, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, originally filed on June 14, 2012, together with all exhibits and amendments thereto (the “Registration Statement”). No sales of the Company’s common stock have been or will be made pursuant to the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (360) 473-1161 or via email at bwright@aqualivtech.com.

If you have any questions with respect to this matter, please contact William M. Wright via telephone at (360) 536-4220.

Very truly yours,

AQUALIV TECHNOLOGIES, INC.

/s/ William M. Wright

William M. Wright

Executive Vice-President, Chief Financial Officer